Exhibit 99.1

TRILLION ENERGY PROVIDES UPDATE ON SASB VS INSTALLATION

November 4, 2024 - Vancouver, B.C. - Trillion Energy International Inc. (“Trillion” or the “Company”) (CSE: TCF) (OTCQB: TRLEF) (Frankfurt: Z62) is pleased to provide an update on the velocity string installation program at the SASB gas field.

On October 27th the snubbing unit was positioned over the Akcakoca-3 well where 2 3/8” production tubing (“velocity string” or “VS”) was ran into the well through the existing 4 ½ tubing. The operation was completed on October 29th. The well continued to flow throughout the operation.

Following the VS installation, Akcakoca-3 production increased from approximately 2.0 MMcf/d (average production for the 27 days prior to installation) to 2.6 MMcf/d (average production first 4 days post VS). We continue to monitor production from the well at this time.

On October 30th, 2024 a 2 3/8th velocity string was ran into the West Akcakoca-1 well using the snubbing unit. The operation was completed by November 1st , where the velocity string reached a total measured depth (MD) of 3,496 meters. The West Akcakoca-1 well was not producing prior to the operation and gas production is expected to resume following nitrogen stimulation being applied.

Currently, VS is being run into the Guluc-2 well. The velocity strings are being installed with the objective of reducing water loading issues in the SASB gas wells.

About the Company

Trillion Energy International Inc is focused on oil and natural gas production for Europe and Türkiye with natural gas assets in Türkiye. The Company is 49% owner of the SASB natural gas field, a Black Sea natural gas development and a 19.6% (except three wells with 9.8%) interest in the Cendere oil field. More information may be found on www.sedar.com, and our website.

Contact

Arthur Halleran, Chief Executive Officer
Brian Park, Vice President of Finance

1-778-819-1585

e-mail: info@trillionenergy.com;

Website: www.trillionenergy.com

Cautionary Statement Regarding Forward-Looking Statements

This news release may contain certain forward-looking information and statements, including without limitation, statements pertaining to the Company's ability to obtain regulatory approval of the executive officer and director appointments. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. Trillion does not undertake to update any forward-looking information except in accordance with applicable securities laws.

These statements are no guarantee of future performance and are subject to certain risks, uncertainties, delay, change of strategy, and assumptions that are difficult to predict and which may change over time. Accordingly, actual results and strategies could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors. These factors include unforeseen securities regulatory challenges, COVID, oil and gas price fluctuations, operational and geological risks, changes in capital raising strategies, the ability of the Company to raise necessary funds for development; the outcome of commercial negotiations; changes in technical or operating conditions; the cost of extracting gas and oil may increase and be too costly so that it is uneconomic and not profitable to do so and other factors discussed from time to time in the Company’s filings on www.sedar.com, including the most recently filed Annual Report on Form 20-F and subsequent filings. For a full summary of our oil and gas reserves information for Turkey, please refer to our Forms F-1,2,3 51-101 filed on www.sedar.com, and or request a copy of our reserves report effective December 31, 2022 and updated January 31 2023.